Exhibit 99.3

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

Date of Report - As at February 12, 2009

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  In addition, the following should be read in conjunction with the March 31, 2008 audited annual consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form as well as other information relating to Silvercorp Metals Inc. (the “Company”) on file with the Canadian provincial securities regulatory authorities, on SEDAR at www.sedar.com, and the Company’s website at www.silvercorpmetals.com.  This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein.

The Company’s consolidated financial statements which have been prepared in accordance with Canadian generally accepted accounting principles, and all financial data derived therefrom in this report are expressed in United States (“US”) dollars, unless otherwise noted.

Throughout the tables and charts, totals may not add up due to independent rounding.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan”，“expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, currency fluctuations, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading “Outlook”.  There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Non-GAAP Measurements

The Company has included non-GAAP performance measures, total production costs and total cash costs per silver ounce, adjusted earnings and adjusted EPS, throughout this document.

The Company reports total production costs and total cash costs on a sales basis. In the silver mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow and profits. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In addition, the Company uses the non-GAAP financial measures “adjusted earnings” and “adjusted EPS” to supplement its financial statements. The presentation of adjusted earnings and adjusted EPS is not intended to be a substitute for net income (loss) and EPS presented in the statement of operations in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures.   Adjusted earnings is calculated as net income (loss) excluding non-cash impairment charge (net of income tax impact) and unrealized foreign exchange loss in relating to the translation from Chinese Yuan to Canadian dollar of future income tax liability arising from the acquisition of the GC & SMT projects.  Adjusted EPS is calculated using adjusted earnings divided by weighted average number of shares. The term adjusted earnings and adjusted EPS do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.  The Company’s management believes that the presentation of adjusted earnings and adjusted EPS provide meaningful supplemental information about the Company’s underlying results of operations, and they assist investors and financial analysts in analyzing and forecasting future periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 1

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

Refer to section 1.2(b)(vi) on pages 11 and 12 for a reconciliation of the total cash costs and total production costs to reported cost of sales as well as a reconciliation of the adjusted earnings and adjusted EPS to the reported net loss.

1.0 Preliminary Information

(a) Core Business

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four Silver-Lead-Zinc mines at the highly profitable Ying Mining Camp, Henan Province, China.  Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead, zinc and tin metals in Guangdong Province, China.

The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

(b) Impact of Current Market Conditions

Recent unprecedented events in the global financial markets have had a profound impact on the mining industry worldwide.  Some of the key impacts directly affecting the Company include:

•

During the quarter, the Net Smelter Return (“NSR”, net of smelter charges and recovery rates and value added tax) for silver, lead and zinc decreased by 39%, 49% and 32%, respectively, compared to the previous quarter, and by 34%, 60% and 60%, respectively, compared to the same quarter last year.  This has caused sales revenue to drop by almost 50% compared to the same period last year.

•

The sharp drop in metal prices has caused the Company to suspend its exploration effort at the Nabao project, to suspend mining operations at the TLP and HPG mines, and to focus its mining operations only on high grade zones at the LM mine.  As a result, the Company recorded $47.4 million in non-cash impairment charges on its mineral property, plant and equipment for the quarter.

For further details with respect to the impacts of current market conditions, please refer to section 1.2 Overall Performance.

1.1 Date of Report - As above

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 2

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

1.2 Overall Performance

(a) Financial – Three and Nine Months ended December 31, 2008

For the three months ended December 31, 2008, the Company achieved sales of $15.2 million, a decline of 50% compared to sales of $30.1 million for the same period last year.  Gross profit from operations amounted to $5.2 million, a decrease of 78% compared to $24.2 million for the three months ended December 31, 2007, representing a gross margin of 35% (three months ended December 31, 2007 - 80%).

A net loss of $33.7 million, or $0.22 per share (three months ended December 31 2007 - net income of $17.8 million or $0.12 per share), was recorded. The net loss included impairment charges of $47.4 million ($40.3 million after tax) and an unrealized foreign exchange loss arising from future income tax liabilities of $2.5 million. Excluding the impairment charges and the unrealized foreign exchange loss, the adjusted earnings would be $2.6 million, or $0.02 per share.

For the three months ended December 31, 2008, the Company achieved 38% higher production levels in terms of the tonnes of ore mined over the same period last year.  However, sales, earnings and cash provided by operating activities decreased, mainly due to the following:

(i)

During the quarter, the Net Smelter Return (NSR) for silver, lead and zinc decreased by 39%, 49% and 32%, respectively, compared to the previous quarter, and by 34%, 60% and 60%, respectively, compared to the same quarter last year.  During the nine months ended December 31, 2008, the NSR for silver, lead and zinc dropped by 1%, 27% and 55%, respectively, compared to the same period last year.

A comparison of the NSR is as follows:

	Three months ended			Nine months ended
	December	September	December	December	December
	31, 2008	30, 2008	31, 2007	31, 2008	31, 2007

Silver (USD/oz)	$7.34	$11.99	$11.09	$10.65	$10.74
Lead (USD/lb)	0.41	0.81	1.02	0.69	0.95
Zinc (USD/lb)	0.28	0.41	0.70	0.43	0.94

(ii)

A total of $47.4 million ($40.3 million after tax) in impairment charges and a $2.5 million unrealized foreign exchange loss relating to the translation from Chinese Yuan to the Canadian dollar for future income tax liabilities arising from the acquisition of the GC & SMT projects were recorded in the current quarter while $nil was recorded in the same quarter last year.

Cash provided by operating activities for the three months ended December 31, 2008, was $8.5 million, a decrease of 63% from $23.1 million for the same period last year.  The Company ended the quarter with $43.3 million in cash and cash equivalents and short-term investments.

For the nine months ended December 31, 2008, the Company achieved sales of $66.1 million, down 19% from sales of $81.5 million for the same period last year. Gross profit from operations amounted to $36.8 million, a decrease of 43% compared to the $64.8 million for the nine months ended December 31, 2007, representing a gross margin of 56% (nine months ended December 31, 2007 - 80%). The net loss was $17.2 million, or $0.11 per share (same period last year - net earnings of $49.1 million, or 0.33 per share). The net loss included $47.8 million ($40.7 million after tax) impairment charges and $3.5 million unrealized foreign exchanged loss on the future income tax liabilities. The adjusted earnings for the nine months ended December 31, 2008, was $20.4 million or $0.13 per share.

Cash provided by operating activities for the nine months ended December 31, 2008, was $36.4 million, a decrease of 42% from $62.6 million for the same period last year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 3

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

Capital expenditures during the nine months ended December 31, 2008, amounted to $47.6 million (nine months ended December 31, 2007 - $29.8 million), representing the purchase of mineral rights and properties and deferred exploration costs totaling $36.4 million (nine months ended December 31, 2007 - $26.4 million) and the purchase of equipment and construction of a new mill totaling $11.2 million (nine months ended December 31, 2007 - $3.4 million).

(b) Operations  – Three and Nine months ended December 31, 2008

Total sales and selling prices (NSR, net of smelter charges and the value added tax) for the three months ended December 31, 2008, compared to the same period of last year, are as follows:

	Three months ended December 31
	Quantity		Metal Prices		Sales Revenue
	2008	2007	2008	2007	2008	2007
Silver (ounces)	1.1 million	1.1 million	$7.34	$11.09	$8.0 million	$12.1million
Gold (ounces)	601	853	449.52	664.33	0.3 million	0.6 million
Lead (pounds)	14.8 million	13.8 million	0.41	1.02	6.1 million	14.0 million
Zinc (pounds)	3.0 million	4.9 million	0.28	0.70	0.8 million	3.4 million

For the three months ended December 31, 2008, 121,946 tonnes of ore were mined, representing a 38% increase compared to the same period last year.  Of this amount, 3,288 tonnes were hand sorted for direct shipment to smelters and the remaining 118,658 tonnes were shipped to mills for processing.  A total of 115,227 tonnes of ore were treated in Silvercorp’s mills to produce silver-lead and zinc concentrates.

For the nine months ended December 31, 2008, 376,099 tonnes of ore were mined, representing a 61% increase compared to the same period last year.  Of this amount, 5,994 tonnes were hand sorted for direct shipment to smelters and 370,106 tonnes of ores were shipped to mills for processing.  A total of 366,944 tonnes of ore were treated in mills to recover silver-lead and zinc concentrates.

Mining Cost

For the three months ended December 31, 2008, the cash unit mining cost per tonne of ore decreased by 8% to $42.57, compared to a cash unit mining cost of $46.49 in the same quarter last year.  On a sequential basis, the cash mining cost per tonne of ore decreased by 19% to $42.57 in the current quarter from $52.33 in the quarter ended September 30, 2008, as a result of operational improvements.

For the three months ended December 31, 2008, the total mining cost per tonne of ore mined increased by 19% to $64.30 per tonne compared to $53.92 per tonne in the same period last year.  The total mining cost is comprised of a cash unit mining cost of $42.57 per tonne (same period last year - $46.49 per tonne) and a non-cash unit mining cost of $21.73 per tonne (same period last year - $7.43 per tonne).

For the nine months ended December 31, 2008, the total unit mining cost was $71.58 per tonne of ore, which comprised of a cash unit of $52.81 (same period 2007 - $42.23) and a non-cash unit mining cost of $18.77 per tonne of ore (same period 2007 - $6.93).  The major components in the cash mining cost for the three and nine months ended December 31, 2008, were: 18% and 22% for raw materials; 15% and 13% for labour costs; 42% and 34% for mining contractor costs; 7% and 7% for mine development; 1% and 8% for drilling costs; 10% and 8% for utilities; and 7% and 8% for other miscellaneous costs.

Milling Cost

For the three and nine months ended December 31, 2008, unit milling costs were $12.70 and $12.67 per tonne of ore, which comprised of cash unit milling cost of $11.76 and $11.73 and non-cash unit milling cost of $0.94 and $0.94, respectively. The major components of cash milling costs for the three and nine months ended December 31, 2008, respectively, were: 30% and 30% for raw material; 13% and 16% for labour costs; 15% and 12% for milling contractors fees; 16% and 16% for mineral resources tax; 22% and 22% for utilities; and 4% and 4% for other various miscellaneous costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 4

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

Silver Production Cost

The Company continues to achieve industry-leading low total production costs per ounce of silver. For the three months ended December 31, 2008, the total production cost per ounce of silver and total cash cost per ounce of silver adjusted for by-product credits were $2.54 (same period last year - negative $11.18) and $0.25 (same period last year - negative $12.10), respectively.  This increase was mainly caused by the reduction in by-product credits as the average selling price of lead fell 60% from $1.02 to $0.41 per pound and the average selling price of zinc fell 60% from $0.70 to $0.28 per pound compared to same quarter last year.

For the nine months ended December 31, 2008, the total production cost and cash cost per ounce of silver were negative $1.02 (nine months ended December 31, 2007 - negative $11.16) and negative $3.01 (nine months ended December 31, 2007 - negative $12.19), respectively, after adjusting for by-product credits.  The increase was mainly caused by the reduction in by-product credits as average selling prices of lead (NSR) fell 27% from $0.95 to $0.69 per pound, and average selling price of zinc (NSR) fell 54% from $0.94 to $0.43 per pound.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 5

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(b)(i) The following table summarizes operating and financial data in respect to the Ying, HPG, LM and TLP properties on a consolidated basis.

Consolidated	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,288	3,691	5,993	9,760
Stockpiled Ores (tonne)	118,658	84,431	370,106	223,895
	121,946	88,122	376,099	233,655

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,288	3,691	9,228	9,760
Ores Milled (tonne)	115,227	81,069	366,944	227,458
	118,515	84,760	376,172	237,218

Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	64.30	53.92	71.58	49.16
Cash mining cost per tonne of ore mined ($)	42.57	46.49	52.81	42.23
Non cash mining cost per tonne of ore mined ($)	21.73	7.43	18.77	6.93

Cost per tonne of ore shipped ($)	3.73	3.88	3.54	3.64

Milling Cost per tonne of ore milled ($)	12.70	12.22	12.67	11.45
Cash milling cost per tonne of ore milled ($)	11.76	11.40	11.73	10.73
Non cash milling cost per tonne of ore milled ($)	0.94	0.82	0.94	0.72

Average Production Cost
Silver ($ per ounce)	4.81	2.15	4.72	2.20
Gold ($ per ounce)	294.24	133.30	244.28	116.72
Lead ($ per pound)	0.27	0.20	0.31	0.19
Zinc ($ per pound)	0.19	0.14	0.19	0.19
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	2.54	(11.18)	(1.02)	(11.16)
Total cash cost per ounce of Silver ($)	0.25	(12.10)	(3.01)	(12.19)
Total Recovery of the Run of Mine Ores
Silver (%)	91.35	90.30	89.03	90.30
Lead (%)	95.40	95.70	93.69	95.30
Zinc ( %)	77.57	71.40	78.00	73.80
Head Grades of Run of Mine Ores
Silver (gram/tonne)	323.92	410.90	291.67	422.20
Lead (%)	6.08	7.20	5.19	7.40
Zinc (%)	1.84	3.10	1.76	3.20

Sales Data
Metal Sales
Silver (ounce)	1,090,412	1,087,055	3,153,369	2,959,655
Gold (ounce)	601	853	1,624	1,691
Lead (pound)	14,791,330	13,776,546	39,883,762	37,925,734
Zinc (pound)	2,964,774	4,925,076	9,484,051	13,518,607
Metal Sales
Silver ($)	8,006,021	12,052,539	33,596,344	31,780,386
Gold ($)	270,049	566,673	895,502	963,018
Lead ($)	6,046,923	14,029,482	27,554,386	36,027,267
Zinc ($)	844,804	3,442,001	4,084,441	12,747,512
	15,167,797	30,090,695	66,130,673	81,518,183
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	7.34	11.09	10.65	10.74
Gold ($ per ounce)	449.52	664.33	551.26	569.50
Lead ($ per pound)	0.41	1.02	0.69	0.95
Zinc ($ per pound)	0.28	0.70	0.43	0.94

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 6

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(b)(ii) The following table summarizes the operating and financial data in respect to the Ying Property on a non- consolidated basis.

Ying Project	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,114	3,210	8,572	8,337
Stockpiled Ores (tonne)	77,968	67,470	223,920	183,431
	81,082	70,680	232,492	191,768

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,114	3,210	8,572	8,337
Ores Milled (tonne)	70,854	64,635	215,037	193,491
	73,968	67,845	223,609	201,828

Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	61.60	50.72	67.95	49.00
Cash mining cost per tonne of ore mined ($)	45.10	43.11	52.68	41.65
Non cash mining cost per tonne of ore mined ($)	16.50	7.61	15.27	7.35

Cost per tonne of ore shipped ($)	3.75	3.76	3.61	3.51

Milling Cost per tonne of ore milled ($)	11.24	10.86	11.58	10.61
Cash milling cost per tonne of ore milled ($)	10.32	10.32	10.64	10.08
Non cash milling cost per tonne of ore milled ($)	0.92	0.54	0.94	0.53

Average Production Cost
Silver ($ per ounce)	3.49	2.16	3.62	1.97
Gold ($ per ounce)	161.62	133.28	129.02	51.59
Lead ($ per pound)	0.20	0.20	0.24	0.17
Zinc ($ per pound)	0.13	0.13	0.15	0.17
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	0.18	(10.45)	(3.21)	(10.89)
Total cash cost per ounce of Silver ($)	(1.39)	(11.16)	(4.45)	(11.45)
Total Recovery of the Run of Mine Ores
Silver (%)	92.97	90.60	90.60	90.80
Lead (%)	96.66	96.10	95.54	95.60
Zinc ( %)	78.06	71.90	78.60	74.90
Head Grades of Run of Mine Ores
Silver (gram/tonne)	420.20	461.70	363.39	468.10
Lead (%)	7.70	7.50	6.25	7.50
Zinc (%)	2.59	3.60	2.72	3.90

Sales Data
Metal Sales
Silver (ounce)	879,587	994,914	2,477,143	2,754,346
Gold (ounce)	8	79	72	215
Lead (pound)	11,419,008	11,649,107	30,764,344	32,685,400
Zinc (pound)	2,894,081	4,647,297	9,256,805	12,969,662
Metal Sales
Silver ($)	6,480,909	11,066,590	26,378,628	29,649,870
Gold ($)	2,866	20,430	27,501	60,758
Lead ($)	4,707,674	11,825,982	21,593,220	30,969,795
Zinc ($)	823,185	3,243,575	3,995,710	12,270,460
	12,014,634	26,156,577	51,995,059	72,950,883
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	7.37	11.12	10.65	10.76
Gold ($ per ounce)	341.03	258.61	379.67	282.59
Lead ($ per pound)	0.41	1.02	0.70	0.95
Zinc ($ per pound)	0.28	0.70	0.43	0.95

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 7

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(b)(iii) The following table summarizes the operating and financial data in respect to the HPG Mine on a non-consolidated basis

HPG Property	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	162	481	490	1,423
Stockpiled Ores (tonne)	20,237	16,961	52,870	40,464
	20,399	17,442	53,360	41,887

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	162	481	490	1,423
Ores Milled (tonne)	23,692	16,434	59,334	33,967
	23,854	16,915	59,824	35,390

Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	61.00	66.89	74.48	49.88
Cash mining cost per tonne of ore mined ($)	30.44	60.20	44.75	44.89
Non cash mining cost per tonne of ore mined ($)	30.89	6.69	29.73	4.99

Cost per tonne of ore shipped ($)	4.03	4.36	4.03	4.41

Milling Cost per tonne of ore milled ($)	14.49	17.85	13.00	16.31
Cash milling cost per tonne of ore milled ($)	13.40	15.89	11.97	14.52
Non cash milling cost per tonne of ore milled ($)	1.09	1.96	1.13	1.79

Average Production Cost
Silver ($ per ounce)	10.55	3.45	7.37	4.22
Gold ($ per ounce)	631.58	231.22	396.82	248.15
Lead ($ per pound)	0.46	0.33	0.45	0.39
Zinc ($ per pound)	0.43	0.23	0.27	0.36
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	17.59	(19.09)	0.34	(14.81)
Total cash cost per ounce of Silver ($)	8.13	(22.24)	(6.78)	(22.20)
Total Recovery of the Run of Mine Ores
Silver (%)	76.45	86.90	81.58	90.20
Lead (%)	92.59	93.70	93.16	95.80
Zinc ( %)	74.23	58.70	71.43	61.10
Head Grades of Run of Mine Ores
Silver (gram/tonne)	108.8	217.3	155.9	227.6
Lead (%)	4.55	6.50	5.87	7.50
Zinc (%)	1.17	0.70	0.93	1.20

Sales Data
Metal Sales
Silver (ounce)	53,467	92,141	187,445	205,309
Gold (ounce)	547	774	1,386	1,476
Lead (pound)	2,002,943	2,127,439	5,337,720	5,240,334
Zinc (pound)	70,693	277,779	227,246	548,945
Metal Sales
Silver ($)	400,940	985,949	1,982,253	2,130,516
Gold ($)	245,675	546,243	789,544	902,260
Lead ($)	658,614	2,203,500	3,461,276	5,057,472
Zinc ($)	21,619	198,426	88,731	477,052
	1,326,848	3,934,118	6,321,804	8,567,300
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	7.50	10.70	10.58	10.38
Gold ($ per ounce)	449.00	705.74	569.60	611.29
Lead ($ per pound)	0.33	1.04	0.65	0.97
Zinc ($ per pound)	0.31	0.71	0.39	0.87

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 8

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(b)(iv) The following table summarizes the operating and financial data in respect to the LM Mine on a non-consolidated basis:

LM Project	Three months ended	Nine months ended
	December 31, 2008	December 31, 2008
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	4	71
Stockpiled Ores (tonne)	9,506	34,844
	9,510	34,915

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	4	71
Ores Milled (tonne)	10,118	30,074
	10,122	30,145

Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	95.96	109.45
Cash mining cost per tonne of ore mined ($)	44.96	68.73
Non cash mining cost per tonne of ore mined ($)	51.00	40.72

Cost per tonne of ore shipped ($)	4.06	4.75

Milling Cost per tonne of ore milled ($)	18.14	17.88
Cash milling cost per tonne of ore milled ($)	18.14	17.88

Average Production Cost
Silver ($ per ounce)	9.81	14.44
Gold ($ per ounce)	726.36	728.07
Lead ($ per pound)	0.96	0.92
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	11.13	9.73
Total cash cost per ounce of Silver ($)	7.45	6.02
Total Recovery of the Run of Mine Ores
Silver (%)	87.93	88.06
Lead (%)	86.76	86.77
Head Grades of Run of Mine Ores
Silver (gram/tonne)	307.28	307.23
Lead (%)	1.88	2.04
Zinc (%)

Sales Data
Metal Sales
Silver (ounce)	78,297	243,380
Gold (ounce)	28	84
Lead (pound)	397,654	1,082,829
Metal Sales
Silver ($)	569,409	2,606,072
Gold ($)	15,083	45,417
Lead ($)	283,353	737,786
	867,844	3,389,275
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	7.27	10.71
Gold ($ per ounce)	538.66	539.93
Lead ($ per pound)	0.71	0.68

.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 9

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(b)(v) The following table summarizes the operating and financial data in respect to the TLP Mine on a non-consolidated basis.

TLP Project	Three months ended	Nine months ended
	December 31, 2008	December 31, 2008
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	8	95
Stockpiled Ores (tonne)	10,946	58,472
	10,954	58,567

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	8	95
Ores Milled (tonne)	10,563	62,499
	10,571	62,594
Mining Costand Milling Cost
Mining Cost per tonne of ore mined ($)	62.44	56.79
Cash mining cost per tonne of ore mined ($)	44.40	48.26
Non cash mining cost per tonne of ore mined ($)	18.04	8.53

Cost per tonne of ore shipped ($)	2.81	2.11

Milling Cost per tonne of ore milled ($)	13.36	13.89
Cash milling cost per tonne of ore milled ($)	11.74	12.67
Non cash milling cost per tonne of ore milled ($)	1.62	1.22

Average Production Cost
Silver ($ per ounce)	8.77	9.88
Gold ($ per ounce)	467.33	372.59
Lead ($ per pound)	0.51	0.60
Production Cost and Cash CostPer Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	10.04	9.31
Total cash costper ounce of Silver ($)	6.14	5.46
Total Recovery of the Run of Mine Ores
Silver (%)	90.79	84.19
Lead (%)	87.03	80.42
Head Grades of Run of Mine Ores
Silver (gram/tonne)	181.40	162.28
Lead (%)	2.77	2.36

Sales Data
Metal Sales
Silver (ounce)	79,060	245,401
Gold (ounce)	17	82
Lead (pound)	971,725	2,698,869
Metal Sales
Silver ($)	554,765	2,629,391
Gold ($)	6,426	33,040
Lead ($)	397,282	1,762,104
	958,473	4,424,535
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	7.02	10.71
Gold ($ per ounce)	373.94	403.99
Lead ($ per pound)	0.41	0.65

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 10

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(b)(vi) Non-GAAP Measures Reconciliation

The following tables provide a reconciliation of total cash costs and total production costs per silver ounce to the financial statements for the three and nine months ended December 31, 2008 and 2007.

	Three months ended December 31,		Nine months ended December 31,
Consolidated	2008	2007	2008	2007
Cost of sales per financial statements	$7,439,333	$4,889,057	$23,046,247	$13,655,741
By-product lead, zinc, and gold sales	(7,161,776)	(18,038,156)	(32,534,329)	(49,737,797)
Total adjusted cash costs	277,557	(13,149,099)	(9,488,082)	(36,082,056)
Divided by ounces of silver sold	1,090,412	1,087,055	3,153,369	2,959,655
Total cash costs per ounce of silver	$0.25	$(12.10)	$(3.01)	$(12.19)

Total adjusted cash costs	$277,557	$(13,149,099)	$(9,488,082)	$(36,082,056)
Amortization and depletion	2,489,048	992,436	6,258,501	3,051,395
Total adjusted cash of goods sold	2,766,605	(12,156,663)	(3,229,581)	(33,030,661)
Divided by ounces of silver sold	1,090,412	1,087,055	3,153,369	2,959,655
Total production cost per ounce of silver	$2.54	$(11.18)	$(1.02)	$(11.16)

	Three months ended December 31,		Nine months ended December 31
Ying Project	2008	2007	2008	2007
Cost of sales	$4,308,047	$3,989,689	$14,593,913	$11,777,437
By-product lead, zinc, and gold sales	(5,533,725)	(15,089,987)	(25,616,431)	(43,301,013)
Total adjusted cash costs	(1,225,678)	(11,100,298)	(11,022,518)	(31,523,576)
Divided by ounces of silver sold	879,587	994,914	2,477,143	2,754,346
Total cash costs per ounce of silver	$(1.39)	$(11.16)	$(4.45)	$(11.45)

Total adjusted cash costs	$(1,225,678)	$(11,100,298)	$(11,022,518)	$(31,523,576)
Amortization and depletion	1,385,845	702,447	3,074,414	1,533,865
Total adjusted cash of goods sold	160,167	(10,397,851)	(7,948,104)	(29,989,711)
Divided by ounces of silver sold	879,587	994,914	2,477,143	2,754,346
Total production cost per ounce of silver	$0.18	$(10.45)	$(3.21)	$(10.89)

	Three months ended December 31,		Nine months ended December 31,
HPG Project	2008	2007	2008	2007
Cost of sales	$1,360,458	$899,368	$3,069,381	$1,878,304
By-product lead, zinc, and gold sales	(925,908)	(2,948,169)	(4,339,551)	(6,436,784)
Total adjusted cash costs	434,550	(2,048,801)	(1,270,170)	(4,558,480)
Divided by ounces of silver sold	53,467	92,141	187,445	205,309
Total cash costs per ounce of silver	$8.13	$(22.24)	$(6.78)	$(22.20)

Total adjusted cash costs	$434,550	$(2,048,801)	$(1,270,170)	$(4,558,480)
Amortization and depletion	505,927	289,989	1,334,791	1,517,530
Total adjusted cash of goods sold	940,477	(1,758,812)	64,621	(3,040,951)
Divided by ounces of silver sold	53,467	92,141	187,445	205,309
Total production cost per ounce of silver	$17.59	$(19.09)	$0.34	$(14.81)

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 11

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

	Three months ended	Nine months ended
LM Project	December 31, 2008	December 31, 2008
Cost of sales	$881,396	$2,248,333
By-product lead and gold sales	(298,435)	(783,203)
Total adjusted cash costs	582,960	1,465,131
Divided by ounces of silver sold	78,297	243,380
Total cash costs per ounce of silver	$7.45	$6.02

Total adjusted cash costs	$582,960	$1,465,131
Amortization and depletion	288,855	903,283
Total adjusted cash of goods sold	871,815	2,368,414
Divided by ounces of silver sold	78,297	243,380
Total production cost per ounce of silver	$11.13	$9.73

	Three months ended	Nine months ended
TLP Project	December 31, 2008	December 31, 2008
Cost of sales	$889,432	$3,134,620
By-product lead and gold sales	(403,708)	(1,795,144)
Total adjusted cash costs	485,724	1,339,476
Divided by ounces of silver sold	79,060	245,401
Total cash costs per ounce of silver	$6.14	$5.46

Total adjusted cash costs	$485,724	$1,339,476
Amortization and depletion	308,421	946,013
Total adjusted cash of goods sold	794,144	2,285,489
Divided by ounces of silver sold	79,060	245,401
Total production cost per ounce of silver	$10.04	$9.31

The following table provides a reconciliation of adjusted net income and adjusted EPS to reported net loss for the three and nine months ended December 31, 2008, and 2007.

	Three months ended December 31,		Nine months ended December 31,

	2008	2007	2008	2007

Reported net income (loss)	$(33,694,921)	$17,780,960	$(17,235,387)	$49,077,992
Adjustments:
Impairment charges	47,433,476	-	47,800,181	-
Unrealizaed foreign exchange loss associated with future income tax liabilities	2,523,023	-	3,495,171	-

Future income taxes recovery associated with impairment charges	(7,139,889)	-	(7,139,889)	-
Adjusted income before non controlling interest	9,121,689	17,780,960	26,920,076	49,077,992
Non controlling interest associated with adjustments above	(6,520,761)	-	(6,520,761)	-
Adjusted earnings	2,600,928	17,780,960	20,399,315	49,077,992

Adjusted basic earning per share	$0.02	$0.12	$0.13	$0.33
Adjusted diluted earning per share	$0.02	$0.12	$0.13	$0.33
Weighted Average Number of Shares Outstanding - Basic	151,689,501	148,088,464	151,760,854	147,237,094
Weighted Average Number of Shares Outstanding - Diluted	152,919,366	150,933,410	153,126,171	150,565,280

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 12

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(c) Economic Factors Affecting the Industry

The Company’s sales prices for metals are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com for lead and zinc pounds while gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn, and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.  These metal prices traditionally move in tandem with and at marginally higher levels than those quoted on the North American and European market places.

(d) Political and Country Risk

The Company conducts its operations in China and is potentially subject to a number of political and economic risks.  The Company is not able to determine the impact of these risks on its future financial position or results of operations. The Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control.  These potential factors include, but are not limited to: levies and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, cancellation or renegotiation of contracts, and environmental and permitting regulations.  The Company currently has no political risk insurance coverage against these risks.

(e) Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety.  Environmental laws and regulations are complex and have tended to become more stringent over time.  Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties.  There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits and such failure may materially adversely affect the Company’s business, results of operations or financial condition.

(f) Risk Factors

The Company is subject to other risks that are outlined in the Annual Information Form 51-102F2, Short Form Prospectus, and the NI 43-101 Technical Reports, which are available on SEDAR at www.sedar.com.  In addition, please refer to Section 1.14 Financial Instruments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 13

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

1.3 Selected Annual Information

The following table sets out selected consolidated financial information for the Company prepared in accordance with Canadian generally accepted accounting principles. The Company’s reporting currency is US dollars. This information has been summarized from the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2008, 2007 and 2006. This selected consolidated financial information should only be read in conjunction with the Company’s consolidated financial statements.

	2008	2007	2006

Sales	$108.4	$39.8	$-
Gross Profit	85.0	30.8	-
Gains and other income	7.3	5.3	0.4
Net income (loss)	59.9	22.0	(5.3)
Basic earnings (loss) per share	0.41	0.15	(0.04)
Diluted earnings (loss) per share	0.40	0.15	(0.04)
Total assets	190.2	94.2	18.1
Cash dividends paid	6.9	-	-
Cash dividends declared per share	0.05	-	-

For the year ended March 31, 2008, the Company increased sales by 172% to $108.4 million (2007 - $39.8 million) compared to the prior year period. The increase is primarily attributed to the Ying Silver Property increase in sales to $96.4 million (2007 - $39.8 million) and HPG property sales of $12.0 million (2007 - $nil).

For the year ended March 31, 2008, gross profit from mine operations amounted to $85.0 million (2007 - $30.8 million), representing a gross margin of 78% (2007 - 78%). The net income was $59.9 million (2007 - $22.0 million) with a net profit margin of 55% (2007 - 55%).

For the year ended March 31, 2008, the Company recorded net earnings of $59.9 million (CAD$61.7 million), or $0.41 (CAD$0.42) per share, up 172%, compared to $22.0 million (CAD$25.1 million), or $0.15 (CAD$0.17) per share in the year ended March 1, 2007. The Company achieved a net profit margin of 55% (2007 - 55%) for the year ended March 31, 2008.

The Company’s subsidiary, Henan Found Mining Company Ltd. (“Henan Found”), is now subject to a 12.5% income tax rate until December 31, 2010, and a 25% income tax rate thereafter.  Based on Chinese tax rules, Henan Found has paid $1.3 million in taxes in the fourth quarter ended March 31, 2008.  A tax provision of approximately $1.9 million was provided for in the year ended March 31, 2008.

On October 21, 2007, the Company paid its first annual dividend of $0.05 (CAD$0.05) per share to all shareholders on record at the close of business on September 28, 2007.  The total dividend payment of $6.9 million (CAD$7.4 million) is eligible for the enhanced federal and provincial dividend tax credits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 14

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

1.4

Results of Operations

(a) Three months ended December 31, 2008

Also see section 1.2.

(i) Sales: During the three months ended December 31, 2008, sales decreased by 50% to $15.2 million (same period last year - $30.1 million) compared to the prior year period. The decrease was primarily attributed to the decrease in selling price of silver, lead and zinc.

(ii) Cost of goods sold: The total cost of goods sold for the three months ended December 31, 2008, amounted to $9.9 million (same period last year - $5.9 million), and is comprised of $7.4 million (same period last year - $4.9 million) for cash costs and $2.5 million (same period last year - $1.0 million) for amortization and depreciation charges. The increase in total costs of goods sold was mainly due to more metals being sold during the quarter compared to the same period last year.

(iii) Accretion of asset retirement obligations: During the three months ended December 31, 2008, the Company recognized $0.03 million (same period last year - $0.01 million) as accretion of asset retirement obligations. The Company’s asset retirement obligations are related to the reclamation cost of the Ying, HPG, TLP and LM properties and was calculated using a credit-adjusted risk-free discount rate of 6%. The total undiscounted amount of cash flows required to settle the obligations is estimated at approximately $3.1 million and is expected to be settled gradually over the estimated mine lives.

(iv) Foreign exchange loss(gain): During the three months ended December 31, 2008, the Company recorded a foreign exchange loss of $0.8 million (same period last year - loss $0.06 million), which mainly included an unrealized foreign exchange loss of $2.5 million arising from future income tax liabilities due to the strengthening Chinese Yuan, and a realized foreign exchange gain of $2.2 million from the conversion of US dollars to Canadian dollars.

The Company’s operating subsidiaries, Henan Found and Henan Huawei, are considered to be self-sustaining operations and the cumulative effects of foreign currency translations are reflected as part of accumulated comprehensive income, a component of shareholders’ equity, and amounted to a gain of $9.6 million for the three months ended December 31, 2008. The cumulative effects of the translation of the consolidated financial statements from functional currency (Canadian dollars) to the reporting currency (US dollars) are also reflected as part of accumulated comprehensive income, and amount to a loss of $23.3 million for the three months ended December 31, 2008, due to the strengthening US dollars.

(v) General exploration and property investigation expenses: During the three months ended December 31, 2008, the Company incurred general exploration and property investigation expenses of $0.2 million (same period last year - $0.2 million) representing a decrease of 14% or $0.03 million as the Company is adjusting its operations to maintain positive cash flows. This expense includes governmental levies and taxes.

(vi) Investor relations: During the three months ended December 31, 2008, the Company incurred investor relations expenses of $0.09 million (same period last year - $0.08 million) representing an increase of 6% as compared to the same period in the prior year. The increase is mainly attributable to the increase in the amount of newswire services used compared to the prior year period.

(vii) Office, administration and miscellaneous: During the three months ended December 31, 2008, the Company incurred office, administration and miscellaneous expenses of $2.4 million (same period last year - $2.0 million) representing an increase of $0.4 million or 20%. The increase was mainly attributable to further enhancements of corporate and operating infrastructure and adjustments to operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 15

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(viii) Professional fees: During the three months ended December 31, 2008, the Company incurred professional fees of $0.2 million (same period last year - $0.5 million) representing a decrease of $0.3 million or 61% compared to the prior year period.

(ix) Impairment charges: During the three months ended December 31, 2008, the Company recorded impairment charges of $47.4 million (same period last year - $nil) as mining operations at HPG and TLP have been suspended, mine operations at LM mine have been scaled down, and the exploration program at the Nabao project has been put on hold due to the economic downtown.

(x) Equity loss in investment: During the three months ended December 31, 2008, the Company recorded an equity loss of $0.02 million (same period last year - $0.07 million). The decrease in loss was due to a gain on disposal of a project recorded by an investee during the quarter.

(xi) Other income: During the three months ended December 31, 2008, the Company recorded other income of $0.4 million (same period last year - $1.4 million), a decrease of $1.0 million from the same period last year as no option income was recognized during the period.  The $1.1 million in option income recognized in the prior period came from the receipt of shares issued by NUX pursuant to the Kang Dian Project Option Agreement along with the increase in NUX’s market value upon the release of the escrow shares.

(xii) Interest income: During the three months ended December 31, 2008, the Company recognized interest income of $0.2 million (same period last year - $0.8 million) representing a decrease of 69% or $0.6 million over the prior year period. The decrease was due to less cash on hand compared to the same period in the prior year.

(xiii) Income tax expense:  During the three months ended December 31, 2008, the Company recorded an income tax recovery of $6.4 million (same period last year – recovery $0.04 million) which consisted of current income tax expenses of $0.8 million on Henan Found’s earnings from operations and a future income tax recovery of $7.2 million, net of valuation allowance, on the impairment charges recorded in the quarter.

(b) Nine months ended December 31, 2008

(i) Sales: During the nine months ended December 31, 2008, sales decreased by 19% to $66.1 million (same period last year - $81.5 million) compared to the same period in prior year. The decrease is primarily attributed to the decrease in the selling price of silver, lead, and zinc.

(ii) Cost of goods sold: During the nine months ended December 31, 2008, cost of goods sold amounted to $29.3 million (same period last year - $16.7 million), and are comprised of $23.0 million (same period last year - $13.7 million) for cash costs and $6.3 million (same period last year - $3.1 million) for amortization and depletion charges. The increase in cost of goods sold of $12.6 million or 75% was attributed to more metals sold.

(iii) Accretion of asset retirement obligations: During the nine months ended December 31, 2008, the Company recognized $0.09 million (same period last year - $0.04 million) as accretion of asset retirement obligations. The Company’s assets retirement obligations relate to the reclamation cost of the Ying, HPG, TLP and LM properties and was calculated using a credit-adjusted risk-free discount rate of 6%. The total undiscounted amount of cash flows required to settle the obligations is estimated at approximately $3.1 million and is expected to be settled gradually over the estimated mine lives.

(iv) Foreign exchange loss(gain): During the nine months ended December 31, 2008, the Company recorded a foreign exchange gain of $2.2 million (same period last year - loss $1.1 million), which mainly included an unrealized foreign exchange loss of $3.5 million arising from future income tax liabilities due to the strengthening Chinese Yuan, and a realized foreign exchange gain of $4.8 million from conversion of Chinese Yuan to US dollars, and then to Canadian dollars.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 16

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

The Company’s operating subsidiaries, Henan Found and Henan Huawei, are considered to be self-sustaining operations and the cumulative effects of foreign currency translations are reflected as part of accumulated comprehensive income, a component of shareholders’ equity, and amounted to a gain of $10.2 million for the nine months ended December 31, 2008. The cumulative effects of the translation of the consolidated financial statements from functional currency (Canadian dollars) to the reporting currency (US dollars) are also reflected as part of accumulated comprehensive income, and amount to a loss of $29.6 million for the nine months ended December 31, 2008 due to the strengthening US dollar.

(v) General exploration and property investigation expenses: During the nine months ended December 31, 2008, the Company incurred general exploration and property investigation expenses of $1.8 million (same period last year - $0.8 million) representing an increase of 134% or $1.0 million. The increase was mainly due to the increase of governmental levies and taxes included in this expense category.

(vi) Investor relations: During the nine months ended December 31, 2008, the Company incurred investor relations expenses of $0.4 million (same period last year - $0.2 million) representing an increase of 106% or $0.2 million as compared to the same period in the prior year. The increase is mainly attributable to an increase in the amount of newswire services used and the number of investor conferences attended by the Company in the first half of the year compared to the prior year period.

(vii) Office, administration and miscellaneous: During the nine months ended December 31, 2008, the Company incurred office, administration and miscellaneous expenses of $7.3 million (same period last year - $4.8 million) representing an increase of $2.5 million or 51%. The increase is mainly attributable to further enhancements of corporate and operating infrastructure to better manage the Company’s continual growth and increase in business activities.

(viii) Professional fees: During the nine months ended December 31, 2008, the Company incurred professional fees of $1.4 million (same period last year - $0.7 million), a $0.7 million or 101% increase as compared to the same period in the prior year. This increase was mainly attributable to enhancements made in corporate governance and regulatory matters and consulting fees for preparation towards compliance with the requirements of the Sarbanes Oxley Act.

(ix) Impairment charges: During the nine months ended December 31, 2008, the Company recorded impairment charges of $47.8 million (same period last year - $nil) as the mining operations of HPG, LM and TLP have been suspended and the exploration program at the Nabao project put on hold due to the economic downtown.

(x) Equity loss in investment: During the nine months ended December 31, 2008, the Company recorded an equity loss of $1.5 million (same period last year - loss $0.2 million) due to an equity pickup of an impairment loss of $7.3 million in New Pacific Metals Corp. in the second quarter ended September 30, 2008.

(xi) Other income: During the nine months ended December 31, 2008, the Company recorded other income of $0.5 million (same period last year - $4.5 million), a decrease of $4.0 million as no option income was recognized during the period.   An option income of $4.4 million was recognized in the prior year period from the receipt of shares issued by NUX pursuant to the Kang Dian Project Option Agreement along with the increase in NUX’s market value upon the release of the escrow shares.

(xii) Interest income:  During the nine months ended December 31, 2008, the Company recognized interest income of $1.3 million (nine months ended December 31, 2007 - $1.9 million) representing a decrease of  32% or $0.6 million due to less cash on hand compared to the same period in the prior year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 17

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(xiii) Income tax expense:  During the nine months ended December 31, 2008, the Company recorded an income tax recovery of $3.4 million (same period last year - $1.4 million) which is comprised of current income tax expenses of $4.2 million on Henan Found’s earnings from operations and a future income tax recovery of $7.6 million, net of a valuation allowance associated with the impairment charges recorded in the period.

Henan Found began paying 12.5% income tax on its earnings since January 1, 2008, due to a new Chinese income tax law effective January 1, 2008. The tax recovery in December 2007 was a result of Henan Found receiving a favourable ruling from local Chinese tax authorities on its tax exemption application on March 31, 2007, resulting in a reversal of the income tax provision made during the quarter ended June 30, 2007.

1.5 Summary of Quarterly Results

	For the Quarters Ended
	(expressed in millions, except share and per share data)
	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08

Sales	$15.2	$20.1	$30.9	$26.8
Gross Profit	5.2	10.2	21.4	20.2
Gains and other income (loss)	0.6	(0.9)	0.6	1.2
Net income (loss)	(33.7)	4.9	11.6	10.9
Basic earnings (loss) per share	(0.22)	0.03	0.08	0.07
Diluted earnings (loss) per share	(0.22)	0.03	0.08	0.07
Total assets	186.8	249.9	276.8	190.2
Cash dividends paid	3.0	3.0	-	-
Cash dividends declared per share	0.02	0.02	-	-
	For the Quarters Ended
	(expressed in millions, except share and per share data)
	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07

Sales	$30.1	$29.2	$22.3	$13.4
Gross Profit	24.2	23.2	17.4	9.8
Gains and other income	2.1	1.8	2.2	2.3
Net income	17.8	16.8	14.5	6.9
Basic earnings per share	0.12	0.11	0.10	0.05
Diluted earnings per share	0.12	0.11	0.10	0.05
Total assets	165.9	149.8	118.1	94.2
Cash dividends paid	6.9	-	-	-
Cash dividends declared per share	-	0.05	-	-

1.6 Liquidity and Capital Resources

(a) Working Capital

As at December 31, 2008, the Company had a working capital position of $33.9 million (March 31, 2008 - $69.5 million) comprised mainly of cash and cash equivalents of $28.8 million (March 31, 2008 - $47.1 million), short term investments of $14.5 million (March 31, 2008 - $37.1 million), accounts receivable and prepaids of $3.3 million (March 31, 2008 - $5.3 million) and inventories of $4.5 million (March 31, 2008 - $2.4 million), offset by current liabilities of $17.2 million (March 31, 2008 - $22.4 million).

Working capital decreased by 51% or $35.6 million since March 31, 2008, to $33.9 million.  This is primarily the result of the acquisition of mineral rights and properties and deferred exploration costs totaling $36.4 million, the purchase of equipment and construction of plant of $11.2 million, and the buy back of shares totaling $9.5 million, offset by cash provided by operating activities of $36.4 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 18

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(b) Cash and Cash Equivalents, and Short Term Investments

Cash and cash equivalents plus short term investments as at December 31, 2008, decreased by $40.9 million to $43.3 million (March 31, 2008 - $84.2 million).

During the nine months ended December 31, 2008, the Company’s cash and cash equivalents decreased by $18.3 million to $28.8 million (March 31, 2008 - $47.1 million) as a result of cash provided by operating activities of $36.4 million (same period last year - $62.6 million), cash used in investing activities of $40.3 million (same period last year - $75.9 million), cash used in financing activities of $9.3 million (same period last year – provided $2.0 million), and the negative effect of exchange rate changes on cash of $5.0 million (same period last year – positive  $5.3 million).

The Company does not invest in any asset-backed commercial paper.

(c) Operating Activities

During the nine months ended December 31, 2008, the Company’s net cash provided by operating activities of $36.4 million (same period last year - $62.6 million) is comprised of: a net loss of $17.2 million (same period last year - net income $49.1 million); items not affecting cash of $54.7 million (same period last year - $16.6 million); and the net decrease in non-cash working capital of $1.1 million (same period last year - decrease of $3.1 million).

(d) Investing Activities

During the nine months ended December 31, 2008, the Company’s net cash used in investing activities of $40.3 million (same period last year - $75.9 million) was comprised of the purchases of mineral rights and properties of $36.4 million (same period last year - $26.4 million); purchase of equipment and construction of a new 2,000 t/d mill of $11.2 million (same period last year - $3.4 million); purchase of long term investments of $0.1 million (same period last year - purchase of $3.9 million); a decrease of short term investment of $22.4 million (same period last year - increase $28.3 million); an increase in long term prepaid of $1.9 million (same period last year - increase of $3.8 million); dividend payment to the non-controlling shareholder of Henan Found of $11.2 million (same period last year - $3.4 million); and cash dividends declared and distributed of $3.0 million (same period last year - $6.9 million).

(e) Financing Activities

During the nine months ended December 31, 2008, the Company’s net cash used in financing activities of $9.3 million (same period last year - provided $2.0 million) was comprised primarily of the Company buying back 2,366,500 common shares and their cancellation at a total cost of $9.5 million under the Normal Course Issuer Bid.

(f) Commitments

In addition to the commitments otherwise disclosed in these financial statements, the Company has  commitments related to the leasehold obligation of $1,062,585 over the next six years as follows:

For the years ending March 31, 2009: $101,520; 2010: $288,139; 2011: $289,901; 2012: $147,508; 2013: $151,111; and 2014: $84,406.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 19

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(g) Available Sources of Funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations.  To the extent that if existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing.  If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock.  No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders.  If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations.  The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

1.7 Capital Resources

Item 1.6 provides further details.

1.8 Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

1.9 Transaction with Related Parties

Related party transactions not disclosed elsewhere in the Management’s Discussion and Analysis are as follows:

Amount due to (from) related parties	December 31, 2008	March 31, 2008
New Pacific Metals Corp. (a)	$700,247	$(18,051)
Henan Non-ferrous Geology Bureau (b)	1,978,810	12,117,910
Qinghai Non-ferrous Geology Bureau (c)	-	(17,113)
Quanfa Exploration Consulting Services Ltd. (d)	124,937	(12,014)
	$2,803,994	$12,070,732

	Three month ended December 31,		Nine month ended December 31,
Transactions with related parties	2008	2007	2008	2007
New Pacific Metals Corp. (a)	$917,279	106,283	1,789,958	$587,635
Henan Non-ferrous Geology Bureau (b)	-	-	10,146,214	-
Qinghai Non-ferrous Geology Bureau (c)	-	-	17,113	-
Quanfa Exploration Consulting Services Ltd. (d)	-	-	270,198	65,662
Gao Consulting Ltd.(e)	-	60,010	114,093	140,268
McBrighton Consulting Ltd.(f)	54,588	-	54,588	-
R. Feng Consulting Ltd. (g)	79,221	72,012	262,380	153,914
Directors (h)	30,533	20,403	71,280	71,453
	$1,081,621	258,708	12,725,824	$1,018,932

(a)

New Pacific Metals Corp. is a publicly traded company with a director and officers in common with the Company. Further to a services and cost reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2008, the Company recovered $42,106 (three months ended December 31, 2007 - $68,680) and $162,858 (nine months ended December 31, 2007 - $276,471), respectively, from NUX for services rendered and expenses incurred on behalf of NUX.  The costs recovered from NUX were recorded as a direct reduction of office, administration and miscellaneous expenses on the consolidated statements of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 20

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

On December 8, 2006, NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan JCJ, an indirectly wholly owned subsidiary of the Company, to hold in trust for NUX two exploration permits (“Huaiji Project”) located in Guangdong Province, China. NUX is to advance cash to Yunnan JCJ to finance the exploration programs at Huaji Project.  During the three and nine months ended December 31, 2008, Yunnan JCJ incurred exploration expenditures of $875,173 (three months ended December 31, 2007 - $37,603) and $1,627,100 (nine months ended December 31, 2007 - $311,164), respectively, for the sole benefit of NUX.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2008, Henan Found’s Board of Directors declared a dividend of approximately $53.9 million (RMB¥400 million), of which $12.1 million (RMB¥90 million) was payable to Henan Geology Bureau. During the three and nine months ended December 31, 2008, a total of $10.1 million was paid to Henan Geology Bureau and the balance of $2.0 million was included in amounts of due to related parties.

(c)

Qinghai Non-ferrous Geology Bureau is an 18% equity interest holder of Qinghai Found. During the nine months ended December 31, 2008, Qinghai Non-ferrous Geology Bureau repaid $17,113 previously owed to the Company.

(d)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. NZ project was held by Quanfa and Henan Found was required to pay certain consulting fees to Quanfa. During the period ended December 31, 2008, the Company paid $65,726 (December 31, 2007 - $65,662) to Quanfa for its consulting services provided.

During the period ended December 31, 2008, the Company also purchased a mining right from Quanfa for $204,472 (December 31, 2007 - $nil).

(e)

During the three and nine months ended December 31, 2008, the Company paid $nil and $114,093, (three months ended December 31, 2007 - $60,010; nine months ended December 31, 2007 - $140,268), respectively, to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)

During the three and nine months ended December 31, 2008, the Company paid $54,588 and $54,588, (three and nine months ended December 31, 2007 - $nil), respectively, to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(g)

During the three and nine months ended December 31, 2008, the Company paid $79,221 and $262,380 (three months ended December 31, 2007 - $72,012; nine months ended December 31, 2007 - $153,914), respectively, to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(h)

During the three and nine months ended December 31, 2008, the Company incurred director fees of $30,533 and $71,280 (three months ended December 31, 2007 - $20,403; nine months ended December 31, 2007 - $71,453), respectively, payable to four independent directors of the Company.

The transactions with related parties during the period are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 21

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course of business, before the board of directors for consideration.

1.12 Critical Accounting Estimates

A detailed summary of the Company’s significant accounting policies is included in note 2 to the annual audited consolidated financial statements for the year ended March 31, 2008 and in note 2 to the interim consolidated financial statements for the three and nine months ended December 31, 2008.

A detailed summary of the Company’s significant accounting policies is included in note 2 to the annual audited consolidated financial statements for the year ended March 31, 2008 and in note 2 to the interim consolidated financial statements for the three and nine months ended December 31, 2008.

(a) Mineral rights and properties

Mineral rights and properties include the acquisition costs, direct exploration and development expenditures.

Upon commencement of commercial production, mineral properties and capitalized expenditures are amortized over the mine's estimated life using the units of production method calculated based on measured and indicated resources.

The Company reviews the carrying value of each property that is in the exploration/development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of each producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a property exceeds its estimated net realizable amount, provision will be made for the decline in value. The carrying amount will be written off if the Company decides to abandon the property.

The recoverability of the amounts capitalized for the undeveloped mineral properties and deferred exploration costs is dependent upon the determination of economically recoverable ore resources, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their exploration and development and future profitable production or proceeds from the disposition thereof.

(b) Asset retirement obligations

Asset retirement obligations ("ARO") represent the estimated discounted net present value of statutory, contractual, or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. ARO are added to the carrying value of mineral rights and properties as such expenditures are incurred and amortized against income over the useful life of the related asset. ARO are determined in compliance with recognized standards for site closure and mine reclamation established by governmental regulation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 22

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

Over the life of the asset, imputed interest on the ARO liability is charged to operations as accretion of asset retirement obligations on the consolidated statements of operations using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO.

(c) Income taxes

The Company uses the liability method of accounting for income taxes. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

(d) Stock-based compensation

The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes valuation model and is expensed in the consolidated statements of operations over the vesting period of the options granted. Stock options granted to consultants are measured at their fair value using the Black-Scholes valuation method.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

1.13 Initial Adoption and Change in Accounting Policies

The significant accounting policies outlined within the Audited Consolidated Financial Statements of the Company for the year ended March 31, 2008 have been applied consistently for the nine months ended December 31, 2008.

(a) Initial Adoption

On April 1, 2008, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 3862, Financial Instruments - Disclosure” and Section 3863, “Financial Instruments – Presentation”, Section 3031, “Inventories”, and Section 1535, “Capital Disclosures”. These new standards have no material impact on the classification and measurement in the Company’s interim consolidated financial statements.

(i) Financial Instrument Standards

Section 3862, “Financial Instruments - Disclosure” and Section 3863 “Financial InstrumentsPresentation”, replace Section 3861 “Financial Instruments - Disclosure and Presentation”.  Section 3862 Financial Instruments - Disclosure, describes the required disclosures related to the significance of the financial instruments on the Company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 Financial Instruments - Presentation, describes the standards for presentation of financial instruments and non-financial derivatives and carries forward the presentation requirements of Section 3861 Financial Instruments - Disclosure and Presentation.  Additional disclosure has been provided in note 14 to the Company’s unaudited interim consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 23

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(ii) Inventories

Section 3031, “Inventories”, which replaces Section 3030 “Inventories”, requires inventories to be measured at the “lower of cost and net realizable value”, which is different from the existing guidance of the “lower of cost and market”. It also provides guidance on the determination of cost and requires the reversal of any write-downs previously recognized when the net realizable value increases subsequently. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amount recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of these new standards did not have any impact on the Company’s unaudited interim consolidated financial statements. Additional disclosure has been provided in notes 3 and 8 to the Company’s unaudited interim consolidated financial statements.

(iii) Capital Disclosures

Section 1535, “Capital Disclosure”, establishes standards for disclosing information about an entity’s capital and how it is managed. These standards require a company to disclose their objectives, policies, and processes for managing capital along with summary quantitative data about what it manages as capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and when a company has not complied with capital requirements, the consequences of such non-compliance.

(b) Future Changes in Accounting Policies

(i) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The new Section will be applicable to the Company’s consolidated financial statements for its fiscal year beginning April 1, 2009. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

(ii) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending June 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

1.14 Financial Instruments and Other Instruments

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 24

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(a) Fair value

The fair values of financial instruments at December 31, 2008 and March 31, 2008 is summarized as follows:

	December 31, 2008		March 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
Held for trading
Cash and cash equivalents	28,807,706	28,807,706	47,092,890	47,092,890
Short term investments	14,507,243	14,507,243	37,145,656	37,145,656
Loans and receivables
Accounts receivables	1,782,266	1,782,266	3,393,487	3,393,487

Available for sale
Long term investments
Dajin Resources Corp.	57,162	57,162	204,300	204,300
Luoyang Yongning Smelting Co. Ltd.	6,742,610	6,742,610	-	-

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	10,210,253	10,210,253	7,026,628	7,026,628
Deposits received from customers	1,022,113	1,022,113	2,573,202	2,573,202
Dividends payable	2,475,698	2,475,698	-	-
Amounts due to related parties	2,803,994	2,803,994	12,070,732	12,070,732

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade term of these instruments.  The fair value of the long term investment in Dajin Resources Corp was based on the quoted market prices and the cost approach was used to determine the fair value of the investment in Luoyang Yongning Smelting Co. Ltd.

(b) Liquidity risk

The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 25

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarized the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2008		March 31, 2008
	Within a year	Total
Accounts payable and accrued liabilities	$10,210,253	$10,210,253	$7,026,628
Deposits received from customers	1,022,113	1,022,113	2,573,202
Dividends payable	2,475,698	2,475,698	-
Amount due to related parties	2,803,994	2,803,994	12,070,732
	$16,512,058	$16,512,058	$21,670,562

(c) Exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US Dollars while the Canadian dollar is considered its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the US Dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in USD equivalents	December 31, 2008	March 31, 2008
Canadian dollars	$24,050,652	$39,184,560
United States dollars	527,011	1,018,552
Chinese renminbi	27,317,677	47,631,299
Hong Kong dollars	1,647	1,922
Total financial assets	$51,896,987	$87,836,333

Canadian dollars	3,481,506	286,484
United States dollars	3,594	182,606
Chinese renminbi	13,026,958	21,201,472
Total financial liabilities	$16,512,058	$21,670,562

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 26

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

As at December 31, 2008, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the Canadian dollar would have increased (decreased) net loss by approximately $0.2 million and increased (decreased) other comprehensive income (loss) by $0.2 million.

As at December 31, 2008, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) other comprehensive loss by $0.4 million.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2008.

(e) Credit risk

The Company is exposed to credit risk primarily associated to accounts receivable from customers, cash and cash equivalents and short-term investments.  The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on customers as necessary and has been monitoring processes intended to mitigate credit risks.  The Company has accounts receivables from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days, and, as a result, the credit risk associated with accounts receivable at December 31, 2008 is not considered to be high.

1.15 Other MD&A Requirements

1.15.1 Additional Information in relation to the Company

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s web-site www.silvercorpmetals.com;

(c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements for the years ended March 31, 2008 and 2007.

1.15.2 Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 151,587,001 common shares with a recorded value of $112,968,955.

Shares subject to escrow or pooling agreements – nil.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 27

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(b) Options

As at the date of this report, the outstanding options are comprised of the following:

	Exercise Price
Number of Options	(CAD$)	Expiry Date
990,000	0.18	October 24, 2009
450,000	0.63	February 28, 2010
10,000	5.99	July 2, 2010
414,999	4.32	July 23, 2011
192,000	4.43	August 28, 2011
765,204	6.74	April 10, 2012
135,000	6.95	October 1, 2012
132,500	9.05	January 16, 2013
50,000	7.54	May 13, 2013
525,000	5.99	July 1, 2013
160,000	3.05	October 1, 2013
3,824,703

1.16 Controls and Procedures

 (a) Internal Controls over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).  The Company’s controls include policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the “hands-on” involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met. Management noted some areas that need improvement in the financial reporting process during a review and evaluation of the effectiveness of its internal controls over financial reporting of the Company’s operations in China.

There has been no change in the Company’s internal control over financial reporting during the nine months ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 28

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

(b) Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

(d) Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Maria Tang, Interim Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Shaoyang Shen, General Manager, China Operations
Greg Hall, Director
Robert Gayton, Director

1.17 Outlook

In light of reduced global commodity prices, the Company has adjusted its China operations strategies in order to preserve cash and maintain positive operating cash flows.  Mining operations at the TLP and HPG mines were suspended in late December 2008 while mining capacity in the LM Mine has been scaled down from approximately 150 tonnes per day to 100 tonnes per day with mining activities focusing on higher grade zones.

At the Ying mine -- which has accounted for 79% of sales in the year to date -- mining, development and exploration are proceeding as planned with production being maintained at 700-750 tonnes of ore per day.  Production at the mine is forecast to be 260,000 tonnes of ore for fiscal 2010.  Projected head grades, recovery rates and metal production for the Ying mine are listed in the table below:

Ying Mine Production Forecast Fiscal 2010 (Ending March 31, 2010)
Ore mined/milled	Commodity	Grade	Recoveries	Projected metal sales
260,000 Tonnes	Silver	480g/t	91%	3.65 Million oz
	Lead	9%	95%	49 Million lbs
	Zinc	3%	72%	12 Million lbs

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 29

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended December 31, 2008

(Expressed in US Dollars, except share, per share, and mining data)

Meanwhile, the Company will focus on mine development at the TLP, LM and HPG mines in preparation for reviving production once metal prices improve. By-production ore from mine development at the TLP, LM and HPG mines are expected to yield approximately 0.4 million ounces of silver to bring the total silver production from the Ying Mining Camp to around 4.05 million ounces in fiscal 2010.

Using metal prices in mid-January 2009 and the above production projections, the Company’s mining operations are projected to operate with a gross profit margin of between 55% and 65%, resulting in expected cash flows from operations of $30 million to $35 million. Capital expenditures for fiscal 2010 are budgeted at $16 million for the Ying Mining Camp, including $11 million for the Ying Mine and $5 million for the TLP, LM and HPG mines.

For the GC project in the southern Chinese province of Guangdong, a Phase II 3,000-meter diamond drill program will commence in March 2009 with a resource estimate update expected in June 2009. The Company plans to complete an Environmental Assessment Study of the project by the end of March 2009 after which a mining permit application will be submitted to the Ministry of Land and Resources of China in Beijing.  The Company has budgeted approximately $4 million for the GC project in fiscal 2010 for exploration and the permitting process.  This brings the Company’s overall capital expenditures budget for fiscal 2010 to $20 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 30